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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31441 ✓

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilmington Brokerage Services Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North Market Street
(No. and Street)

Wilmington DE 19890-0001
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Michael Fox 302.651.8007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 Market Street Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Michael Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilmington Brokerage Services Company, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M. MURPHY
Notary Public - State of Delaware
My Comm. Expires June 27, 2012

Signature

President
Title

Susan M. Murphy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (p) Reconciliation with FOCUS computation of net capital

Wilmington Brokerage Services Company

Financial Statements and
Supplemental Information

Year ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm.................................. 1

Financial Statements

Statement of Financial Condition..3
Statement of Income...4
Statement of Stockholder's Equity...5
Statement of Cash Flows...6
Notes of Financial Statements..7

Supplemental Information

Computation of Net Capital Under SEC rule 15c3-1..12

Supplementary Report of Independent Registered Public Accounting Firm

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17A-5..14

Supplementary Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation...17

Schedule of Assessment and Payments General Assessment Reconciliation to the Securities Investor Protection Corporation...19

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wilmington Brokerage Services Company:

We have audited the accompanying statement of financial condition of Wilmington Brokerage Service's Company (the Company) as of December 31, 2010, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Brokerage Services Company as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As further discussed in Note 1 to the financial statements, the Company's operations are highly dependent upon the financial condition, operations and continued viability of Wilmington Trust Corporation (the Corporation). The Corporation entered into a definitive merger agreement with M&T Bank Corporation (M&T). If the Corporation does not complete the merger transaction with M&T, the financial condition and results of operations of the Company will be adversely impacted.

KPMG

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2011

Wilmington Brokerage Services Company

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	3,523,501
Securities owned:		
Marketable, at fair value		5,531,205
Receivable from Wilmington Trust Company		102,378
Commissions receivable		546,541
Fixed assets, at cost,		
less accumulated depreciation of $1,147,871		109,008
Other assets		62,535
Total assets	$	9,875,168

Liabilities and Stockholder's Equity		
Liabilities:		
Payable to Wilmington Trust Company	$	175,220
Accounts payable		161,300
Incentive accrual		420,000
Income taxes payable to Wilmington Trust Company		
and state taxing authorities		788,289
Deferred revenue		716,322
Deferred tax liability		114,605
Total liabilities		2,375,736
Stockholder's equity:		
Common stock, no par, 100 shares authorized, issued,		
and outstanding		25,000
Additional paid-in capital		1,530,527
Retained earnings		5,943,905
Total stockholder's equity		7,499,432
Total liabilities and stockholder's equity	$	9,875,168

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Income

Year ended December 31, 2010

Revenues:		
Brokerage commissions	$	5,097,064
Mutual fund commissions		4,505,940
Advisory fees		2,439,966
Interest and dividends		64,095
Gain on principal transactions		7,817
Other		324,303
Total revenues		12,439,185
Expenses:		
Employee compensation and benefits		5,492,317
Clearing costs		848,215
Supplies		25,596
Professional fees		128,820
Telephone and communication		58,245
Travel and conferences		26,808
Depreciation		46,680
Postage		190,898
Occupancy and other support		251,331
Inter-co servicing expense		821,422
Filing and handling fees		99,086
Other		678,863
Total expenses		8,668,281
Income before income taxes		3,770,904
Provision for income taxes		1,330,124
Net income	$	2,440,780

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company
Statement of Stockholder's Equity
Year ended December 31, 2010

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2010	100	$ 25,000	$ 1,527,434	$ 8,003,125	$ 9,555,559
Net Income				2,440,780	2,440,780
Stock-Based Compensation Expense			3,093		3,093
Dividends Paid				(4,500,000)	(4,500,000)
Balance, December 31, 2010	100	$ 25,000	$ 1,530,527	$ 5,943,905	$ 7,499,432

The accompanying notes are an integral part of these financial statements.

Wilmington Brokerage Services Company

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities		
Net income	$	2,440,780
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		46,680
Changes in operating assets and liabilities:		
Decrease in securities owned, net		832,075
Increase in receivable from Wilmington Trust Company		(102,378)
Increase in commissions receivable		(121,973)
Increase in other assets		(5,401)
Increase in payable to Wilmington Trust Company		(52,247)
Decrease in accounts payable		(24,492)
Decrease in incentive accrual		(43,237)
Increase in income taxes payable to Wilmington Trust Company and state taxing authorities		1,297,614
Decrease in deferred income taxes		(25,210)
Increase in deferred revenue		716,322
Decrease in other liabilities		(330,281)
Stock-based compensation expense		3,093
Net cash provided by operating activities		4,631,345
Cash flows from investing activities:		
Purchases of furniture, equipment and improvements		(8,894)
Net cash used in investing activities		(8,894)
Cash flows from financing activities:		
Cash dividends		(4,500,000)
Net cash used in financing activities		(4,500,000)
Net increase in cash		122,451
Cash, beginning of year		3,401,050
Cash, end of year	$	3,523,501
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes paid to Wilmington Trust Company and state taxing authorities	$	69,235

The accompanying notes are an integral part of these financial statements.

WILMINGTON BROKERAGE SERVICES COMPANY

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE 1 -- ORGANIZATION

Wilmington Brokerage Services Company (the Company) is a discount broker registered under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Wilmington Trust Company (WTC). WTC is a wholly-owned subsidiary of Wilmington Trust Corporation (the Corporation). The Company's customer base is geographically diverse; however, the majority are trust or retail customers of WTC who reside in Delaware.

The Company's operations are highly dependent on the operations of the Corporation. As the captive broker dealer affiliate of the Corporation, the Company has historically originated all of its transactions through customer relationships with the Corporation. The Corporation suffered recurring losses from operations, continued to see credit deterioration in its loan portfolio and faced the possibility of downgrades by the credit ratings agencies and imminent significant adverse regulatory actions. In order to avoid their business prospects worsening dramatically, the Corporation entered into a definitive merger agreement with M&T Bank Corporation (M&T). If the Corporation does not complete the merger transaction with M&T, the financial condition and results of operations of the Company will be adversely impacted.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:

Cash and cash equivalents for purposes of these financial statements consist of cash and money market funds.

Securities Transactions:

Security transactions were cleared through National Financial Services, LLP (NFS) and Pershing Investments, LLC (the Clearing Brokers) through March 31, 2010. Effective March 31, 2010, security transactions are cleared only through NFS. Proprietary securities transactions and related revenues and expenses are recorded on a trade date basis. Commission revenues related to customers' security transactions are recorded on a trade date basis.

Fixed Assets:

Fixed assets are stated at cost less accumulated depreciation. Buildings and improvements are depreciated on a straight-line basis over an estimated useful life of 39 years. Furniture and equipment is depreciated on a straight –line basis over an estimated useful life of 3, 5, or 7 years.

Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition:

Other revenues, including rebates of clearing and execution costs, are recognized as earned.

Securities Owned:

At December 31, 2010, the Company holds U.S. Treasury Notes, maturing in January and February 2012, which are carried at fair value with unrealized gains and losses reflected in the principal transactions line of the Statement of Income. The U.S. Treasury Notes are classified as Level 1 securities. Valuations are based on quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access. Since valuations are based on quoted market prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

NOTE 3 -- INCOME TAXES

The Company accounts for income taxes using the asset and liability method under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized. The Company's provision for income taxes is computed as if the Company filed a separate tax return, however, the Company's taxable income is included in the consolidated federal income and certain unitary state tax returns filed by the Corporation. The income tax expense at December 31, 2010 was $1,330,124 consisting of current income tax expense of $1,304,914 and deferred income tax expense of $25,210. The amount due to WTC and the state taxing authorities at December 31, 2010 was $788,289.

The difference between income tax at the statutory rate of 35% and income tax expense included in the statement of income is primarily related to employee stock plan benefits of $687 (tax effected), meals and entertainment of $807 (tax effected), miscellaneous other adjustments of ($17,629), and the impact of state taxes (net of federal tax benefit) of $26,443. The Company has a net deferred tax liability of ($114,605) at December 31, 2010.

A valuation allowance was recorded against deferred tax assets at the consolidated level. However, no valuation allowance was recorded by the Company since the Company reflected a deferred tax liability for 2010.

Under ASC 740, "Income Taxes," we recognize interest and penalties related to uncertain tax benefits as income tax expense. We have reviewed and, where necessary, accrued for uncertain tax benefits for periods open to examination. The Company did not recognize any interest and penalties for the period ending December 31, 2010.

NOTE 4 -- FIXED ASSETS

A summary of fixed assets at December 31, 2010 follows:

Buildings and improvements	$	511,225
Furniture and equipment		745,654
		1,256,879
Accumulated depreciation		1,147,871
Fixed assets, net	$	109,008

Depreciation expense was $46,680 for 2010.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company receives compensation for brokerage activities performed for the Wealth Advisory Services Department of WTC. In 2010, the Company recorded net brokerage commissions in the amount of $2,102,895 for these activities.

During 2010, the Company incurred a service fee of $821,422 under a service agreement with WTC which is included in "Inter-co servicing expense" in the Statement of Income. Based on allocation factors under the agreement, the Company reimburses WTC for certain general and administrative support services provided by WTC.

During 2010, the Company incurred rental expense of $196,156 under a leasing arrangement with WTC which is included in "Occupancy and other support" in the Statement of Income.

During 2010, the Company reimbursed WTC for $336,468 for income tax paid to Internal Revenue Services. At December 31, 2010, the Company has an income tax payable to WTC of $788,289.

NOTE 6 – EMPLOYEE BENEFITS AND OTHER POSTRETIREMENT BENEFITS

Employees of the Company are included in the noncontributory defined benefit pension plan of WTC, and are provided certain other postretirement health and life insurance benefits. Costs for these plans are borne fully by WTC. The defined benefit pension plan covers substantially all employees of the Company after certain age and service requirements are attained.

Employees of the Company are also eligible to participate in the Corporation's Employee Stock Purchase Plan and WTC's Thrift Savings Plan after meeting certain age and service requirements. Eligible employees may contribute from 1% to 25% of their annual base pay to the Thrift Savings Plan. The first 6% of each employee's pay is eligible for matching contributions from the Company of $.50 on each $1.00. In 2010 the Company's contributions for employees participating in the Thrift Savings Plan amounted to $99,860.

NOTE 7 -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had "net capital" of $6,878,693 which was $6,628,693 in excess of its required minimum net capital of $250,000 for regulatory purposes. The Company's ratio of aggregate indebtedness to net capital was .33 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met.

NOTE 8 -- CLEARING AGREEMENT

All customer securities transactions are introduced and cleared on a fully-disclosed basis through the clearing brokers that are members of the New York Stock Exchange, Inc. (the "NYSE") pursuant to a clearing agreement (the "Agreement"). Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition and the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). Commissions receivable on the Statement of Financial Condition include amounts due from these Clearing Brokers.

The Agreement states the Company will assume customer obligations should a customer of the Company default. As of December 31, 2010, accounts owed to the clearing brokers by these customers were adequately collateralized by securities owned by the customers.

The current Agreement with NFS (NFS Agreement) provides for a rebate of 100% of clearing and execution costs incurred by the Company in 2010 and 2011 up to a maximum of $1.6 million. The rebate is earned over the 7 year term of the contract through 2017. Rebates received but not earned are included in deferred revenue. As of December 31, 2010, the deferred revenue related to the Agreement was $716,322.

The NFS Agreement also provides for termination fees. Upon termination of the Agreement prior to its initial term of 7 years, the Company would be required to refund to NFS any unearned rebate revenue as reflected in the deferred revenue balance. In addition, the Company would be required to pay termination fees as follows:

In the first year of the NFS Agreement, the termination fee is two years of clearing and execution charges. In the second year of the NFS Agreement, the termination fee is 1.5 years of clearing and execution charges. In the third year, the termination fee is 1.25 years of clearing and execution charges. After the third year, the termination fee is one year of clearing and execution charges.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2010

Net Capital		
Total stockholder's equity from Statement of Financial Condition		$ 7,499,432
Deduct, stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		7,499,432
Additions		-
Total capital and allowable subordinated liabilities		7,499,432
Non-allowable assets		
1. Excess cash	177,352	
2. Receivable from Wilmington Trust	102,378	
3. Commissions receivable	36,206	
4. Other assets	49,719	
5. Fixed assets, net	109,008	
Total non-allowable assets		474,663
Net capital before haircuts on securities positions		7,024,769
Haircuts on securities		(146,076)
Net capital		$ 6,878,693
Aggregate Indebtedness		
Included in Statement of Financial Condition		
Payable to Wilmington Trust Company		$ 963,509
Accounts payable and other liabilities		161,300
Deferred revenue		716,322
Incentive accrual		420,000
Total aggregate indebtedness		2,261,131
Percentage of aggregate indebtedness to net capital		33%
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		150,742
Minimum dollar net capital requirement		250,000
Net capital requirement (greater of 6-2/3% of aggregate indebtedness of $1,206,777 or $250,000)		250,000
Excess net capital		$ 6,628,693
Excess net capital at 1000%		$ 6,652,580

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Schedule I

Wilmington Brokerage Services Company

Computation of Net Capital Under SEC Rule 15c3-1 (continued)

December 31, 2010

Reconciliation of Company's Computation of Net Capital with FOCUS Report

Net Capital as reported in Wilmington Brokerage Services Company's Part IIA (Unaudited) FOCUS report	$	7,291,064
Other Items:		
Adjustment to accrued income taxes		40,162
Adjustment to deferred revenue		(716,322)
Adjustment to deferred taxes		263,789
Net Capital as shown on page 12	$	6,878,693

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wilmington Brokerage Services Company:

In planning and performing our audit of the financial statements of Wilmington Brokerage Services Company (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to

KPMG

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wilmington Brokerage Services Company:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wilmington Brokerage Services Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the form of check copies, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly and quarterly general ledger summaries, check logs, and journal entry summary reports, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including monthly and quarterly general ledger summaries, check logs, and the determination of "SIPC Net Operating Revenues" and general assessment worksheets supporting the adjustments, noting no differences; and
5. Compared the amount of overpayment, if any, applied to the current assessment with the Form SIPC – 7T on which it was originally computed, noting no overpayment applied to the current assessment.

KPMG

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031441 FINRA DEC
WILMINGTON BROKERAGE SERVICES COMPANY 14*14
ATTN: R MICHAEL FOX
PO BOX 8988
WILMINGTON DE 19899-8988

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 22,208

B. Less payment made with SIPC-6 filed (exclude interest) (12,618)
7/28/10
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 9,590

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 9,590

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9,590

H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilmington Brokerage Services Company
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 28 day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 20 10 and ending Dec. 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,439,185
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	12,439,185
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,569,715
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	954,288
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	32,100
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	3,556,103
2d. SIPC Net Operating Revenues	$ 8,883,082
2e. General Assessment @ .0025	$ 22,208
	(to page 1, line 2.A.)